1 VERSABANK COMMENCES FOREIGN EXCHANGE FUNCTIONALITY AND OTHER ENHANCEMENTS TO SUPPORT COMMERCIALIZATION OF REAL BANK TOKENIZED DEPOSITS™ Foreign Exchange Capabilities Support Core Use Case for RBTD™s, Further Strengthening Value Proposition and Extending Competitive Advantage LONDON, ON/CNW – VersaBank (or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to- business digital banking, as well as technology solutions for cybersecurity, today announced it has commenced a critical initiative to add foreign exchange functionality and other enhancements to its proprietary VersaView™ blockchain interface technology to support the commercialization of its Real Bank Tokenized Deposits™ (RBTD™s). VersaView™ is the Bank’s own highly secure RBTD™ Program Participant’s user interface, enabling authorized RBTD™ partners and corporate customers (holders of RBTD™s) to view and transact with their RBTD™s stored in VersaVault®-managed wallets. The foreign exchange capability will be added to the integrated U.S. and Canadian pilot programs for the Bank’s RBTD™s that continue to steadily advance. VersaBank has engaged Wisconsin-based Block Time Financial (“Block Time”), a leading provider of next-generation blockchain technology. Block Time developed its Digital Core Platform to empower banks, credit unions, and other financial institutions with secure, enterprise, blockchain-native solutions. Block Time, who is the original developer of VersaView™, will enable the new foreign exchange functionality. Block Time will also enable rewards capability for depositors with RBTD™s in VersaVault®-managed wallets. Rewards are separate and distinct from interest payments, which are already functional under VersaView™. “With more than $1 trillion in trade between the United States and Canada annually and as the only bank with ability to issue both U.S. and Canadian-dollar denominated tokenized deposits, the ability for our partners’ depositors to quickly, seamlessly and inexpensively convert these currencies to one another is a unique advantage of our RBTD™s,” said David Taylor, Founder and President, VersaBank. “Even in today’s digital economy, foreign exchange transactions remain slow, costly and often subject to the “business hours”. VersaBank RBTD™s can be converted 24/7, 365 days a year, with minimal fees, in just seconds. When combined with the legal ability for our RBTD™s to earn interest and the expectation of eligibility for deposit insurance, subject to confirmation by regulators, just like any bank deposit, our RBTD™s present a significant opportunity as an additional low-cost source of deposits for our Bank, as the financial ecosystem continues its rapid evolution to blockchain- based assets.” “VersaBank is both a pioneer and a leader in the tokenized deposit space,” said Bruce Rosenheimer, CEO of Block Time. “We have been privileged to have a front row seat to the Bank’s development of its RBTD™s and contribute to its leading value proposition using our industry leading Digital Core Platform. About VersaBank’s VersaView™ VersaView™ is VersaBank’s proprietary, secure, role-based platform that provides the Bank’s authorized deposit partners with an interface for controlled visibility and transaction management for bank-issued digital deposit tokens, synchronizing validated core-banking activity to public blockchains through VersaVault®. VersaView™ provides strict segregation of accounts by deposit partners, with administrative oversight exclusively managed by designated partner administrators or superusers, ensuring control and compliance. All transactions initiated from VersaVault®-linked wallets via VersaView™

2 require dual-control processes, including rigorous review, approval, and cryptographic signing within VersaVault®, creating a robust, layered security architecture. About VersaBank’s Real Bank Tokenized Deposits™ (RBTD™s) VersaBank Real Bank Tokenized Deposits™ (RBTD™s) (previously known as Digital Deposit Receipts, or “DDRs”), the Bank’s proprietary tokenized deposits, are highly encrypted digital representations of actual cash on deposit with the Bank, combining the safety and soundness of traditional banking with the efficiency, cost savings, security, and programmability of blockchain technology. RBTD™s are legally permitted to pay interest and eligible for federal deposit insurance (subject to regulatory confirmation). VersaBank RBTD™s were developed in conjunction with law enforcement as a trusted alternative to stablecoins for mainstream financial applications, including efficient payments, addressing the rapidly growing propensity of consumers and businesses to hold assets in e-wallets and engage in financial transactions digitally. VersaVault® is the world's first digital vault for security conscious organizations looking to secure their highly sensitive and confidential documents, data, code, blockchain-based assets and more, addressing the need for regulated custody of digital assets with secure platforms. VersaVault®'s military-grade security technology is SOC2 Type 1 Audit compliant and securely manages highly sensitive cryptographic material essential for issuing and redeeming, and ongoing management of RBTD™s. It provides robust protection for sensitive data used throughout these critical token lifecycle events, ensuring end-to-end security and traceability. About Block Time Financial Block Time Financial empowers credit unions, banks, and insurance companies to integrate next-generation digital asset products and services. Through its Digital Core Platform, Block Time provides the scalable infrastructure necessary to evolve traditional financial services into digital-native innovators. Learn more at https://blocktimefinancial.com. About VersaBank VersaBank is a North American bank with a difference. Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Minnesota-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary and proprietary Real Bank Tokenized Deposits™. VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. Forward-Looking Statements VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this press release and may also be included in other securities filings or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to future events or future performance are forward-looking statements.

3 By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are beyond VersaBank’s control. There is a risk that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such statements. These factors include, but are not limited to: the strength of the Canadian and US economies in general and the local economies within in which VersaBank operates; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in laws, including trade laws and tariffs, and regulations applicable to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and related effects on global supply chains and markets; the impact of outbreaks of disease or illness affecting local, national or international economies; the possible effects of terrorist activities; natural disasters and disruptions to public infrastructure (including transportation, communications, power or water supply); and VersaBank’s ability to anticipate and manage the risks associated with these factors. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The forward-looking information contained in this press release is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by applicable securities laws, VersaBank does not undertake to update any forward-looking statement contained in this press release or made from time to time by VersaBank or on its behalf. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X.